

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via- Email
Tonya L. Marshall
Executive Vice President, General Counsel and Secretary
Third Point Reinsurance Ltd.
The Waterfront, Chesney House
96 Pitts Bay Road
Pembroke HM 08 Bermuda

> **Re:** **Third Point Reinsurance Ltd.**
> **Amended Confidential Draft Registration Statement on Form S-1**
> **Submitted June 18, 2013**
> **CIK No. 0001576018**

Dear Ms. Marshall:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. You state on p. 33 of your Form S-1 that you "rely on an exception under the Investment Company Act that is available to a company organized and regulated as a foreign insurance company which is engaged primarily and predominantly in the reinsurance of risks on insurance agreements." Please provide further information needed to conduct an analysis under Rule 3a-6 of the Investment Company Act of 1940. In particular, please explain and include relevant financial information demonstrating how you are engaged primarily and predominantly in the reinsurance of risks on insurance agreements of the type specified in the rule.

2. We note that you submitted a confidential treatment request on June 11, 2013. We will provide any comments in relation to your confidential treatment request in a separate comment letter.

Prospectus Summary, page 1

3. We note that you use the phrase "limit net exposure to no more than 1.5 times for more than 10 trading days in any 30-day period" on page 4 and throughout the prospectus. Please amend your disclosure to clarify this statement and identify the specific net exposure that is being limited, and identify the factor that cannot be exceeded by 1.5 times.

4. In the footnotes to the figure titled "Illustrative Return After Fees, Expenses and Incentive Allocation Since Inception—Third Point Partners L.P." on page 5 and 96, please amend your disclosure to explain how the DJ-CS HFI and HFRI Indexes are calculated and what they are intended measure.

Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders, page 154

5. We note your response to our prior comment 56. The column you describe showing the amounts to be held by each selling shareholder following the offering was included in your original filing. Please revise the table further to include a column specifically showing the amounts offered on behalf of each selling stockholder pursuant to Item 507 of Regulation S-K.

Certain Tax Considerations, page 169

6. On page 172, we note that you believe that you should not be considered a PFIC if Third Point Re is not considered a PFIC. Additionally, you believe that your financial reserves will be consistent with industry standards and will not be in excess of the reasonable needs of your insurance business, and you also believe that you will be actively engaged in insurance activities that involve sufficient transfer of risk. Please state your belief as to your status as a PFIC for your most recently completed taxable year, and your belief as to your status as a PFIC for your current or future taxable years based on your proposed method of operation. In addition, disclose what action you will take if the representations are incorrect.

7. We note your response to our prior comment 57. However, your disclosures regarding your PFIC status should be supported by an opinion of tax counsel. We also note that if there is a lack of authority directly addressing the tax consequences of owning shares of the registrant regarding the PFIC status of the company or there is conflicting authority or significant doubt, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. Please file a tax opinion

supporting the disclosure referenced in the preceding comment as an exhibit and revise the disclosure in the registration statement to identify the name of the counsel providing the tax opinion and to clarify that the discussion included in the registration statement is a summary of their opinion. If you continue to include a summary in the registration statement, the opinion should be a long form opinion. Alternatively, you may include the disclosure in the certain tax considerations section of the prospectus as the opinion of counsel and file a short form opinion. For additional guidance, please refer to Staff Legal Bulletin No. 19. For specific guidance regarding the preparation of opinions as to PFIC status see Footnote No. 44 to Staff Legal Bulletin No. 19.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

8. We acknowledge your response to prior comment 59. Based on your description of the items included in net unrealized gains and losses on derivative contracts we feel that your current description may be confusing to investors. Please revise the line item descriptions of these assets or liabilities so that a reader may readily understand the nature of these items, such as derivative assets or derivative liabilities at fair value,

Notes to the Consolidated Financial Statements UNAUDITED, page F-6

9. Please revise your disclosure to include a statement in the notes to the financial statements stating that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented as required by Rule 10-01(b)(8) of Regulation S-X.

Notes to the Consolidated Financial Statements

17. Non-controlling Interests, page F-63

10. We acknowledge your response to prior comment 30 and your revised disclosure. Please explain to us how your analyses regarding the Catastrophe Fund and the Catastrophe Reinsurer considered ASC 810-10-15-14 that states that an entity must be considered to be a VIE if, by design, any of the conditions listed in that paragraph exist.

11. If in re-performing your analysis you conclude that the Catastrophe Fund and / or the Catastrophe Reinsurer are VIEs, and you conclude that you have a variable interest in the Catastrophe Fund and /or the Catastrophe Reinsurer, please analyze ASC 810-10-25-38A(a) and (b) to determine the primary beneficiary for each entity as applicable in your analysis. Please consider the guidance in ASC 810-10-25-38D, 810-10-25-38F, and ASC 810-10-25-38G.

12. In addition, please include an analysis of the guidance in ASC 810-10-25-43 and 25-44 and tell us why the guidance is or is not applicable. If applicable, tell us why it supports the conclusion regarding the party identified as the primary beneficiary.

19. Related party transactions

b) TP Lux Holdco LP, page F-65

13. Please revise to disclose the accounting treatment for the investment in the limited partnership to clarify your basis to record the pro rata interest in the investments of the LuxCo and the related income and expense.   Please assure that your disclosure agrees with the disclosures made in Note 17 on page F-63 and with your response to prior comment 62, as applicable.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Assistant Director

cc: Via E-Mail
        Steven J. Slutsky
        Debevoise & Plimpton LLP
        919 Third Avenue
        New York, NY 10022